TPG Pace Holdings Corp.

301 Commerce St. Suite 3300

Fort Worth, TX 76102

October 28, 2019

VIA EDGAR

Anuja A. Majmudar

CF Office of Real Estate & Construction

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549 -3628

Re:	TPG Pace Holdings Corp. (the “Registrant”)

Registration Statement on Form S-4 (File No. 333-233637)

Dear Ms. Majmudar:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), the Registrant respectfully requests that the effective date of the Registrant’s Registration Statement on Form S-4 (File No. 333-233637) filed with the Securities and Exchange Commission (the “Commission”) on September 5, 2019, as amended by Amendment No. 1 filed on October 7, 2019 and Amendment No. 2 filed on October 24, 2019 (the “Registration Statement”), be accelerated by the Commission to 4:00 p.m. Washington D.C. time on October 29, 2019, or as soon as practicable thereafter.

The Registrant hereby acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant hereby confirms that it is aware of its responsibilities under the Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the Registration Statement.

The Registrant requests that it be notified of such effectiveness by a telephone call to James R. Griffin of Weil, Gotshal & Manges LLP at (214) 746-7779 and that such effectiveness also be confirmed in writing to the addresses listed on the cover page of the Registration Statement.

Very truly yours,

TPG Pace Holdings Corp.

By:	/s/ Karl Peterson
Name:	Karl Peterson
Title:	President & CEO

cc:	Via E-Mail

Jerry Neugebauer

James R. Griffin, Esq.

Douglas Warner, Esq.

Christopher Machera, Esq.

Mark Stevens, Esq.

Ken Myers, Esq.

Scott Behar, Esq.

Nicolas Dumont, Esq.